Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Division of Corporation Finance
Office of Technology

Re:	Andretti Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 1, 2023

File No. 333-275207

Ladies and Gentlemen:

On behalf of Andretti Acquisition Corp., a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 14, 2023 (the “Comment Letter”) relating to the above-referenced amendment to the registration statement (the “Registration Statement”). The Registrant has revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 2”) which reflects these revisions and updates other information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Securities and Exchange Commission

Division of Corporation Finance

December 22, 2023

Amendment No. 2 to Registration Statement on Form S-4

Questions and Answers about the Merger and the Special Meeting

Q: What equity stake will current SPAC equityholders and Zapata equityholders hold..., page 13

1.

We note your response to prior comment 22. Please revise your disclosure in the tables to reflect the specific impact of dilution on non-redeeming shareholders and include each significant source of dilution.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 15-16, 143 and 240-241 of Amendment No. 2.

Q: What am I being asked to vote on and why is this approval necessary?, page 16

2.

We note your disclosure that the Merger is not conditioned on the NYSE Proposal; however, you disclose on the cover page that it is a condition of the Merger that the shares of New Company Common Stock to be issued in connection with the Merger shall have been approved for listing on NYSE. Please clarify.

The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the “NYSE Proposal” relates to the approval of the issuance of shares of New Company Common Stock pursuant to the Business Combination Agreement and the Exchange Agreement, in order to comply with Rule 312.03 of the NYSE Listed Company Manual. While it is a condition of the Merger that the shares of New Company Common Stock to be issued in connection with the Merger shall have been approved for listing on NYSE, the approval of the issuance of such shares by the Public Shareholders is not a condition of the Merger. To avoid confusion and to clarify that such proposal specifically relates to the issuance of such shares, the Registrant has renamed the “NYSE Proposal” to “the NYSE Issuance Proposal.”

Background to the Merger

Certain Unaudited Projected Financial Information of Zapata, page 167

3.

We note your response to prior comment 11. Please expand your disclosure to include a discussion about your revenue growth assumptions for fiscal years 2024 and 2025 and provide more detail about how your projections are representative of your current business operations and future plans, given that you generated only $5.166 million in revenue in the fiscal year ended December 31, 2022 and project $5.850 million in fiscal year 2023.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 179-180 of Amendment No. 2. The Registrant respectfully notes that the projections were prepared and provided to the Registrant by Zapata on June 16, 2023 solely in connection with the Registrant’s evaluation of the proposed business combination and, therefore, speak only as of that time.

Securities and Exchange Commission

Division of Corporation Finance

December 22, 2023

Business of Zapata

Customers and Partners, page 253

4.

We note your response to prior comment 5. Please revise your disclosure to clarify the specific criteria that would cause a customer to be considered an “enterprise customer,” including the size, amount of revenue, and number of employees. We also note your disclosure that two of the four of your customers for the period ended September 30, 2023 were enterprise customers. Please clarify if this customer is BP and file any material agreements as exhibits.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 272 of Amendment No. 2. The Registrant also confirms that BP was an enterprise customer for the period ended September 30, 2023. Because the performance obligations under the agreement with BP will be completed as of December 31, 2023, the agreement will not be material to the Registrant.

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Securities and Exchange Commission

Division of Corporation Finance

December 22, 2023

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission

Claire DeLabar

Robert Littlepage

Matthew Crispino

Andretti Acquisition Corp.

William Sandbrook

William M. Brown